January 5, 2018

Cecilia Blye
Chief, Office of Global Security Risk
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	December 21, 2017 Letter Concerning Archer-Daniels-Midland Company Form 10-K for the Fiscal Year Ended December 31, 2016, Filed February 17, 2017, File No. 1-00044.

Dear Ms. Blye:

This letter is intended to provide you with the information you requested in your December 21, 2017 letter regarding the nature and extent of contacts by subsidiaries of Archer Daniels Midland Company (“ADM”) with Sudan and Syria since ADM’s letter to the Securities and Exchange Commission dated September 5, 2014.

As discussed in greater detail below, ADM, through various subsidiaries, engages in limited export sales of agricultural commodities, food, food ingredients, animal feed or animal feed ingredients to Sudan and Syria. These export sales are made by the following non-U.S. subsidiaries of ADM:

•	ADM Germany GmbH, located in Hamburg, Germany;

•	ADM International Sarl (ADMI), located in Rolle, Switzerland;

•	ADM Specialty Ingredients (Europe) B.V. (Specialty Ingredients), located in Koog, the Netherlands;

•	Rudolf Wild GmbH & Co. KG, located in Eppelheim, Germany; and

•	Wild Flavors Middle East, located in Dubai, United Arab Emirates.

The contract counterparties and recipients of these export sales are privately owned or controlled companies in Sudan and Syria, not government entities.

A U.S. ADM entity also supplies the USDA Kansas City Commodity Office (“USDA”) with agricultural commodities that are subsequently exported from the United States to Sudan by the USDA. The USDA itself, and not ADM, deals with the Government of Sudan.

Finally, in the past another non-U.S. ADM subsidiary also engaged in very limited sales of starch products to private parties in Syria via a European joint venture with an unrelated European company, which joint venture was ended in 2016.

The following table lists the approximate gross revenue attributable to export sales by ADM subsidiaries to Sudan and Syria in Fiscal Years 2014, 2015, 2016 and 2017 fiscal year to date, and expresses amount as a percentage of ADM’s Consolidated Revenues as reported in ADM’s 10-K.

	(Amounts in USD 1,000)
Country	FY 2014	FY 2015	FY 2016	FYTD 2017
Sudan	$27,773	$57,855	$37,806	$51,514
Syria	3,571	1,655	408	103
Total Gross Revenues	$31,344	$59,510	$38,214	$51,617

Consolidated Revenues	$81,201,000	$67,702,000	$62,346,000	TBD
%	0.04%	0.09%	0.06%	TBD

ADM has a robust compliance program which, among other things, screens third parties before doing business with them. ADM’s due diligence screening program covers all ADM’s global customers, ship-to parties, and other third parties against nearly thirty different government and customized watch lists, including the U.S. Treasury Department Office of Foreign Assets Control List of Specially Designated Nationals (“OFAC SDN List”), the E.U. Consolidated List, and the Swiss State Secretariat for Economic Affairs SECO List.  Thus, each of the parties to these transactions in Sudan and Syria was screened to ensure that it does not appear on OFAC’s SDN List or any other U.S. or international denied party watch list.

ADM does not consider its limited dealings with Sudan and Syria to pose a material risk to the Company’s share value or reputation, based on the (1) minuscule percentage of ADM’s Consolidated Revenue represented by this trade, (2) the fact that these dealings comply with U.S. and other nations’ laws, and (3) the humanitarian nature of the sales. ADM anticipates that its subsidiaries will continue to engage in limited export sales of agricultural commodities, food, food ingredients, animal feed or animal feed ingredients to Sudan and Syria in the future.

If you have any questions or if I can be of further assistance, please contact me at your convenience.

Respectfully,

ARCHER-DANIELS-MIDLAND COMPANY

/s/ D. Cameron Findlay
D. Cameron Findlay
Senior Vice President, General Counsel & Secretary

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